[Letterhead of Sutherland Asbill & Brennan LLP]

October 5, 2016

VIA EDGAR

Edward P. Bartz, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             New Mountain Finance Corporation

Registration Statement on Form N-2

Filed on August 18, 2016 (File No. 333-213195)

Dear Mr. Bartz:

On behalf of New Mountain Finance Corporation (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on September 16, 2016, with respect to the Company’s registration statement on Form N-2 (File No. 333-213195), filed with the Commission on August 18, 2016 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”).  The Staff’s comments are set forth below and are followed by the Company’s responses. Where revisions to the Prospectus are referenced in the below responses, such revisions have been included in Pre-Effective Amendment No. 1 to the Registration Statement, filed concurrently herewith.

PROSPECTUS

General

1.                                      Comment: The cover page mentions debt securities. Please provide the Staff with a representation that the Company will not use the term “senior” with respect to future offerings of the Company’s debt securities unless the debt will be senior in priority to other outstanding debt of the Company.

Response: The Company represents to the Staff on a supplemental basis that the Company will not use the term “senior” with respect to future offerings of the Company’s debt securities unless the debt will be senior in priority to other outstanding debt of the Company.

2.                                      Comment: Please provide an undertaking on behalf of the Company to file an unqualified legality opinion and related consent of counsel in a post-effective amendment in connection with each future offering of the Company’s securities from the Registration Statement.

Response:  The Company has filed as an exhibit to Pre-Effective Amendment No. 1 to the Registration Statement the legality opinion regarding all securities being registered and a related consent of counsel. The Company acknowledges that, because the terms of the actual offerings from the Registration Statement are uncertain and not yet authorized by the Company’s Board of Directors, the Company will be required to file an unqualified legality opinion and a related consent of counsel in a post-effective amendment to the Registration Statement with each takedown from the Registration Statement.

Prospectus Summary — Definitions (Page 2)

3.                                      Comment: Definition of “Unsecured Notes” refers to “senior unsecured notes”. Please disclose in this definition whether the Unsecured Notes are senior in priority to any other outstanding debt of the Company. If they are not, then please remove the term “senior” when describing these Unsecured Notes.

Response: The Company has revised the above-referenced disclosure to remove the term “senior” in response to the Staff’s comment. See page 2 of the Prospectus.

The Offering — Administrator (Page 13)

4.                                      Comment: Please disclose the amount, as a percentage of gross assets, paid by the Company to the Administrator on an annual basis, as reflected in the “Other Expenses” line item in the Fees and Expenses section of the Prospectus.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment. See page 14 of the Prospectus.

The Offering — Distributions (Page 13)

5.                                      Comment: Please disclose here that a return of capital is a return of a portion of an investor’s original investment in the Company and also disclose the short-term and long-term tax implications for investors from a return of capital.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment. See page 14 of the Prospectus.

Fees and Expenses (Pages 16-18)

6.                                      Comment: The bolded sentence below the first example on page 16 states that “The example and the expenses in the tables above should not be considered a representation of future expenses, and actual expenses may be greater or less than those shown.” In accordance with Instruction 11.d. to Item 3 of Form N-2, please revise this sentence to indicate that only the example, but not the expenses table, should not be considered a representation of future expenses, and that actual expenses may be greater or less than those shown in the example.

Response:  The Company has revised the above-referenced disclosure in response to the Staff’s comment. See page 17 of the Prospectus.

7.                                      Comment: The Staff refers to the following sentence in footnote 4 to the Fees and Expenses table: “The base management fee reflected in the table above is based on the six months ended June 30, 2016 and does not include any management fees waived.” Please clarify what is meant by “does not include any management fees waived.” Does this mean that the effect of the voluntary waiver is not reflected in the table or does it mean that the fees that were waived voluntarily have already been taken out of the amount of management fees? Also, with regard to the following sentence in footnote 4: “The base management fee net of the management fee waiver would be 2.69% for the six months ended June 30, 2016,” please state whether the percentage shown is based on net or gross assets and whether this is an annual rate.

Response:  The Company has revised the above-referenced disclosure in response to the Staff’s comment. See page 18 of the Prospectus.

8.                                      Comment: Please disclose in footnote 7 to the Fees and Expenses table how much of “Other expenses” percentage represents the payments under the Administration Agreement. In addition, the Staff refers to the following sentence in footnote 7 to the Fees and Expenses table: “This expense ratio does not include any expenses waived or reimbursed by the Administrator.” Please clarify whether this means that the effect of the waiver is not reflected in the table or whether it means that the expenses that were waived have already been taken out of the expense ratio reflected in the table.

Response:  The Company has revised the above-referenced disclosure in response to the Staff’s comment. See page 19 of the Prospectus.

Price Range of Common Stock and Distributions (Page 66)

9.                                      Comment:  Please put parentheticals around the word “Discount” in the headings of the “Price Range of Common Stock and Distributions” table and add a column to the right of the “Declared Distributions Per Share” column to disclose, in dollars, how much of those distributions represented a return of capital. If information regarding whether there was a return of capital in a particular period is not yet known, then provide an estimate of the return of capital amount for such period or indicate in a footnote that the amount of return of capital, if any, is not known yet for that period. If there was a return of capital in any prior periods disclosed in the “Price Range of Common Stock and Distributions” table then please change to “distributions” the current reference to “dividends” in footnote 5 to this table.

Response:  The Company has revised the above-referenced disclosure in response to the Staff’s comment to add parentheticals around the word “Discount” and to change “dividends” to “distributions.” See page 67 of the Prospectus. The Company advises the Staff that it has elected to determine whether it is required to send a notice to its stockholders in accordance with Section 19(a) of the Investment Company Act of 1940, as amended, on a tax basis and not on a book basis.  Such determination is made at the end of the applicable fiscal/tax year and the tax characteristics of any distributions paid in such year (including whether any portion of such distributions constitute a tax return of capital) are reflected in the Form 1099-DIVs that the Company sends to its stockholders at the beginning of the following fiscal/tax year.  Because the characteristics of the Company’s distributions are only known on an annual basis after the end of the applicable fiscal/tax year, the Company is not able to disclose how much of each quarterly distribution consisted of a return of capital, even for years for which tax returns have already been filed.  However, the Company has added footnotes to the “Price Range of Common Stock and Distributions” table that disclose how much of the distributions represented a tax return of capital on an annual basis for years for which such information is known.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) (Pages 76 -78 and 100)

10.                               Comment:  The Staff refers to the disclosure regarding NMFC Senior Loan Program I LLC (“SLP I”) on page 76 of the Prospectus. Please file as an exhibit to the Registration Statement the operating agreement for SLP I. See Item 601(b)(10) of Regulation S-K.

Response: The Company advises the Staff on a supplemental basis that, as discussed in the Company’s letter to the Staff, dated September 15, 2014, it believes that the operating agreement of SLP I does not need to be filed as an exhibit to the Registration Statement in view of the fact that: (i) the SLP I operating agreement is not a material agreement of the Company; (ii) SLP I is not a consolidated subsidiary of the Company; and (iii) the Company’s investment in SLP I represents approximately 1.4% of the Company’s gross assets as of June 30, 2016.  In addition, the Company provides extensive disclosure regarding SLP I in its public filings, including in the Registration Statement, and filing of the SLP I operating agreement as an exhibit to the Registration Statement would not provide investors with any additional material information beyond the information that the Company already discloses about SLP I.

11.                               Comment:  The Staff refers to the disclosure regarding NMFC Senior Loan Program II LLC (“SLP II”) on page 77 of the Prospectus. The Company has a 50% voting interest in SLP II and may commit up to 79.4% of SLP II’s equity. The design and purpose of SLP II appears to act as an extension of the Company’s investment operations and to facilitate the execution of the Company’s investment strategy. Since the Company does not consolidate SLP II, please include more information about SLP II in the MD&A section and the notes to the financial statements. This information may include a detailed schedule of investments with the fair value of each investment, detailed information concerning the capital structure and leverage, the number of loans on non-accrual status and other material items regarding SLP II that would be helpful to understand the Company’s investment in SLP II.

Response: The Company confirms to the Staff that, going-forward, the Company will add the requested information regarding SLP II in the MD&A section and in the notes to the financial statements, starting with the quarterly report on Form 10-Q for the quarter ending September 30, 2016.

12.                               Comment:  The Staff refers to the disclosure regarding collateralized agreements or repurchase financings on page 78 of the Prospectus. This disclosure states that: “The collateralized agreement was called upon by us but the counterparty failed to repurchase the collateral at its par value in accordance with the terms of the collateralized agreement. As of June 30, 2016, litigation is on-going in the state of New York to resolve this matter.” Related to this, please confirm that the Company has made adequate disclosures in the financial statements related to any potential loss related to the failure of the counter-party to return the collateral. See ASC 450-20 Loss Contingencies.

Response: The Company confirms to the Staff that it has made adequate disclosures in the financial statements related to any potential loss related to the failure of the counter-party to return the above-referenced collateral as required by ASC 450-20 Loss Contingencies.

13.                               Comment:  The Staff refers to the disclosure regarding the Unsecured Notes on page 100 of the Prospectus. Please revise the disclosure to explain the meaning of “pari-passu” in plain English.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment. See page 101 of the Prospectus.

Financial Statements (Page F-74)

14.                               Comment: The Staff refers to Note 9 - Commitments and Contingencies. Please provide the Staff with a representation that the Company reasonably believes that its assets will provide adequate cover to allow it to satisfy all of its unfunded commitments. Also please provide a general explanation as to why the Company believes it can cover its unfunded commitments.

Response: The Company represents to the Staff on a supplemental basis that it has a reasonable belief that its assets will provide adequate coverage to satisfy all of its unfunded commitments because as of June 30, 2016 and December 31, 2015, respectively, the Company had sufficient cash and cash equivalents and borrowing capacity under the Company’s revolving credit facilities to cover the value of its unfunded commitments.

REGISTRATION STATEMENT - PART C

15.                               Comment: Please file new forms of prospectus supplements for each type of security that is being registered on the Registration Statement as exhibits to an amendment to the Registration Statement prior to requesting effectiveness of the Registration Statement.

Response: The Company confirms to the Staff that it will file new forms of prospectus supplements for each type of security that is being registered on the Registration Statement as exhibits to an amendment to the Registration Statement prior to requesting effectiveness of the Registration Statement.

*          *          *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176, Lisa A. Morgan at (202) 383-0523 or Vlad Bulkin at (202) 383-0815.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:                                Shiraz Kajee / New Mountain Finance Corporation

Karrie Jerry / New Mountain Finance Corporation

Lisa Morgan / Sutherland Asbill & Brennan LLP

Vlad Bulkin / Sutherland Asbill & Brennan LLP